300 North LaSalle
Chicago, IL 60654
Carol Anne Huff	United States
To Call Writer Directly:		Facsimile:
+1 312 862 2163	+1 312 862 2000	+1 312 862 2200
carolanne.huff@kirkland.com
www.kirkland.com

June 26, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jay Ingram

Sergio Chinos

Re:                             Infrastructure and Energy Alternatives, Inc.

Registration Statement on Form S-3
Filed April 18, 2018
File No. 333-224337

Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-224337, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on June 26, 2018 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please contact the undersigned at (312) 862-2163 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:                                Andrew Layman

Bharat Shah

Beijing    Boston    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.